UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: June 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒	Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Agreements to Exchange Indebtedness For Equity Securities

Reference is made to the offering (“Offering”) of ordinary shares of CBD Energy Limited (the “Company”), as described in the preliminary prospectus dated May 8, 2014 (the “Preliminary Prospectus”), included in Amendment 2 to the Registration Statement of the Company on Form F-1 (File No. 333-194780), filed with the Securities and Exchange Commission (“SEC”) on May 9, 2014 (“Amendment No. 2”). All dollar amounts referred to herein are U.S. dollars.

 Agreements with Directors and Executives

Effective May 16, 2014 the Company entered into agreements with each its four Directors and one of its executives (the “Director and Executive Exchange Agreements”) whereby the Directors and the executive agreed to exchange an aggregate of $250,000 of accrued but unpaid Director fees into securities of the same type as are being issued in the Offering based on an exchange ratio equal to the lowest offer price of the securities issued in the Offering.. Upon consummation of the exchange, $250,000 of the Company’s indebtedness to its Directors will be cancelled and deemed to have been paid in full.

Agreements with Convertible Noteholders

Between May 27, 2014 and May 30, 2014 the Company entered into five exchange agreements with holders of its convertible notes (each a “Convertible Note Exchange Agreement”) as summarized below by convertible note series:

Series 1 Convertible Notes:

Effective May 27, 2014, the Company entered into a Convertible Note Exchange Agreement with the holder of one of its Series 1 Convertible Notes, whereby the noteholder has agreed to exchange all of the Company’s outstanding debt obligations under such noteholder’s convertible note, which as of May 27, 2014 was an aggregate of $486,508, into Company ordinary shares and into Company securities issued in the Offering. Pursuant to the terms of an amendment to the original note agreement, entered into by the parties in February 2013, the noteholder is entitled to convert $66,039 of the total outstanding debt obligation under the note into ordinary shares of the Company, at any time in its sole discretion, at a rate of $3.00 per ordinary share. Pursuant to the terms of the Convertible Note Exchange Agreement, the noteholder has agreed to exchange $66,039 of the total outstanding debt obligation under its convertible note for 22,013 ordinary shares, at a price per ordinary share of $3.00, and has agreed to receive for the remaining obligations under the convertible note a number of Company securities of the same type issued in the Offering based on an exchange ratio equal to the lowest offer price of the securities issued in the Offering applied to $420,921. Following these exchanges, the note will be cancelled and deemed to have been paid in full.

On May 30, 2014 the Company entered into a Convertible Note Exchange Agreement with the remaining holder of its Series 1 Convertible Notes, whereby the noteholder has agreed, to exchange, $2,000,000 of the Company’s outstanding debt obligations under such noteholder’s Series 1 Convertible Note into Company securities of the same type issued in the Offering based on an exchange ratio equal to the lesser of (i) the conversion price of $30.00 per ordinary share or (ii) the lowest offer price of the securities issued in the Offering. Upon consummation of the exchange, Series 1 Convertible Note obligations of the Company in the amount of $2,000,000 will be cancelled and deemed to have been paid in full and the remaining balance of the Convertible Note Obligations will remain outstanding without change in any terms thereof.

Series 3 Convertible Notes

Between May 27 and May 30, 2014, the Company entered into Convertible Note Exchange Agreements with three holders of its Series 3 Convertible Notes, whereby the noteholders have agreed to convert an aggregate of $1,888,276 of the Company’s outstanding debt obligations under their Series 3 Notes into Company securities of the same type issued in the Offering. Pursuant to the terms of the Convertible Note Exchange Agreements, the noteholders have agreed to exchange the Company’s outstanding debt obligations under their convertible notes for a number of securities based on an exchange ratio equal to the lesser of (i) the conversion price of $15.90 per ordinary share or (ii) the lowest offer price of the securities issued in the Offering. If the exchanges contemplated in these Exchange Agreements are consummated, the conversion price of the remaining Series 3 Notes will be reset to the lowest offer price of the securities issued in the Offering.

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Other Material Terms of the Exchange Agreements

The Director and Executive Exchange Agreements and the Convertible Note Exchange Agreements are hereinafter referred to collectively as “Exchange Agreements”.

The Company and each counterparty to an Exchange Agreement are obligated to consummate the exchanges of Company indebtedness into Company securities as provided in the Exchange Agreements, effective upon the commencement of trading on the NASDAQ Capital Market of the ordinary shares issued in the Offering. If the Company’s securities issued in the Offering do not commence trading on the NASDAQ Capital Market on or prior to June 30, 2014, the Exchange Agreements will terminate and the Company’s existing obligations to the Directors and holders of the Convertible Notes, will remain in effect, and the existing rights of the Directors and holders of the Convertible Notes will not have changed other than as a result of the passage of time.

The issuances of Company securities pursuant to the Exchange Agreements will not be registered under the Securities Act. The Company is relying on certain exemptions from the registration requirements, including the exemptions provided by Section 3(a)(9) and, in certain cases Reg S, of the Securities Act, which exemptions the Company believes are available because the securities will not have been offered pursuant to a general solicitation, and because of the status of each Exchange Agreement counterparty as an “accredited investor” as defined in Regulation D under the Securities Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

June 4, 2014	By:	/s/ Gerard McGowan
Gerard McGowan
Chairman & Managing Director

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